SEC Mail Processi

MAR 02 2020

Washington, DC

20008830

SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ARES INVESTOR SERVICES LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 AVENUE OF THE STARS
(No. and Street)

LOS ANGELES	**CALIFORNIA**	**90067**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark C. Infanger **310.432.8873**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

725 S FIGUEROA STREET	**LOS ANGELES**	**CALIFORNIA**	**90017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ___ Public Accountant
- ___ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

E.G.

OATH OR AFFIRMATION

I, Mark C Infanger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ares Investor Services LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL NOTARIZATION ATTACHED

This report contains (check all applicable boxes):

- × (a) Facing Page.
- × (b) Statement of Financial Condition.
- × (c) Statement of Income (Loss).
- × (d) Statement of Changes in Financial Condition.
- × (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).
- × (g) Computation of Net Capital.
- × (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see schedule I).
- × (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (see schedule I).
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- × (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 ______ *Signature of Document Signer No. 2 (if any)* ______

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 20 20,
Date *Month* *Year*
by
(1) Mark C. Infanger
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______
Signature of Notary Public

J. NANKIN
Notary Public – California
Los Angeles County
Commission # 2199603
My Comm. Expires Jun 28, 2021

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ **Document Date:** ______

Number of Pages: ______ **Signer(s) Other Than Named Above:** ______

ARES INVESTOR SERVICES LLC

Table of Contents

EY
Building a better working world

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3152
ey.com

Report of Independent Registered Public Accounting Firm

To the Managing Member of Ares Investor Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ares Investor Services LLC (the "Company") as of December 31, 2019, the related statements of comprehensive income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2014.

February 27, 2020

ARES INVESTOR SERVICES LLC
Statement of Financial Condition
As of December 31, 2019
(Amounts in Thousands)

Assets	
Cash	$ 2,728
Receivable from affiliate	14
Prepaid expenses and other assets	147
Total assets	**$ 2,889**
Liabilities and member's equity	
Accrued expenses	$ 23
Total liabilities	**23**
Contributed capital	2,880
Accumulated deficit	(14)
Total member's equity	**2,866**
Total liabilities and member's equity	**$ 2,889**

See accompanying notes to financial statements.

ARES INVESTOR SERVICES LLC
Statement of Comprehensive Income
For the year ended December 31, 2019
(Amounts in Thousands)

Revenue	
Placement fees from affiliate	$ 19,147
Total revenues	**$ 19,147**
Expenses	
Compensation and benefits	$ 15,639
Travel and entertainment	727
Occupancy	997
Regulatory costs	207
General and administrative expenses	1,577
Total expenses	**19,147**
Net and comprehensive income	**$ -**

See accompanying notes to financial statements.

ARES INVESTOR SERVICES LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2019
(Amounts in Thousands)

	Contributed Capital	Accumulated Deficit	Total
Balance at December 31, 2018	$ 2,880	$ (14)	$ 2,866
Net and comprehensive income	-	-	-
Balance at December 31, 2019	**$ 2,880**	**$ (14)**	**$ 2,866**

See accompanying notes to financial statements.

ARES INVESTOR SERVICES LLC
Statement of Cash Flows
For the year ended December 31, 2019
(Amounts in Thousands)

Cash flows provided by operating activities:	
Net income	$ -
Cash flows due to an (increase) / decrease in operating assets:	
Receivable from affiliate	2,423
Prepaid expenses and other assets	(19)
Cash flows due to a decrease in operating liabilities:	
Accrued expenses	(26)
Payable to affiliate	(1,056)
Net cash provided by operating activities	**1,322**
Cash at beginning of year	$1,406
Cash at end of year	**$2,728**

(1) Organization and Summary of Significant Accounting Policies

Ares Investor Services LLC ("AIS" or the "Company"), a wholly owned subsidiary of Ares Management LLC ("AM LLC"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). AIS primarily acts as a placement agent for private offerings of AM LLC and its affiliates. Due to the limited authority that is granted to AIS in its capacity as a broker-dealer, AIS is exempt from Rule 15c3-3 under paragraph (k)(2)(i) of the Securities Exchange Act of 1934 and therefore is not required to comply with certain regulations covering trade practices among broker-dealers and the use and safekeeping of customers' funds and securities. However, as a registered broker-dealer, AIS is subject to the SEC's uniform net capital rule of the Securities Exchange Act ("Rule 15c3-1"), which specifies the minimum level of net capital a broker-dealer must maintain.

Basis of Presentation and Use of Estimates

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as, the reported amounts of revenues and expenses during the reporting period. Management's estimates are based on historical experiences and other factors, including expectations of future events that management believes to be reasonable under the circumstances; however, due to the inherent uncertainties in making estimates, actual amounts could differ from these estimates.

Cash

Cash represents a liquid balance in a demand deposit account that is available to support the general liquidity needs of the Company. The cash balance may exceed Federal Deposit Insurance Corporation insured limits.

Financial Instruments

The Company considers cash and receivables from affiliates to be its financial instruments. The carrying amounts reported in the Statement of Financial Condition for these financial instruments equal or closely approximate their fair values.

Revenues

The Company provides services to AM LLC and its affiliates pursuant to an executed related party agreement ("Placement Agency Agreement"), and in return for the services provided, the Company recognizes revenue equal to total operating expenses in the period in which the expenses are incurred.

Compensation and Benefits

Compensation generally includes allocated salary, bonus and health and welfare expenses from affiliates of the Company as the Company has no employees. Allocated expenses are determined based on time spent by certain individuals who perform duties on behalf of the Company. Bonus expenses are accrued over the service period in which the services are provided.

(1) Nature of Business and Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company's earnings flow through to the parent of the Company without being subject to entity level income taxes. Consequently, the Company's earnings reflect no provision for income taxes. As of the year ended December 31, 2019, the Company had no significant uncertain tax position. The Company is subject to income tax examination by taxing authorities for all tax years after and including 2016. The Company recognizes both accrued interest and penalties in its statement of comprehensive income, when appropriate. For the year ended December 31, 2019, no interest or penalties have been incurred.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued. ASUs not listed below were assessed and either determined to not be applicable or are expected to have minimal impact on the Company's financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). The objective of ASU 2016-02 is to increase transparency and comparability among organizations by recognizing lease assets and liabilities in the balance sheet and disclosing key information. ASU 2016-02 amends previous lease guidance, which required a lessee to categorize and account for leases as either operating leases or capital leases, and instead requires a lessee to recognize a lease liability and a right-of-use asset on the entity's balance sheet for all leases with terms that exceed one year. The lease liability and right-of-use asset are to be carried at the present value of remaining expected future lease payments. The guidance should be applied using a modified retrospective approach. ASU 2016-02 is effective for public business entities for annual reporting periods beginning after December 15, 2018 and interim periods within those reporting periods with early adoption permitted.

The Company adopted ASU 2016-02 effective January 1, 2019. The adoption of ASU 2016-02 did not have an impact on the Company's financial statements and disclosures as the Company is not party to any leases.

Revenue Recognition

Effective January 1, 2018, the Company adopted the Financial Accounting Standards Board ("FASB") Topic 606 ("ASC 606"), *Revenue from Contracts with Customers*. Pursuant to ASC 606, the Company recognizes revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Under this standard, revenue is based on a contract with a determinable transaction price and distinct performance obligations with probable collectability. Revenues cannot be recognized until the performance obligation(s) are satisfied and control is transferred to the customer.

The adoption of ASC 606 did not have an impact on the Company's financial statements and disclosures through December 31, 2019.

Income Taxes

In December 2019, the FASB issued ASU 2019-12, *Income Taxes* (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for non-public entities for annual reporting periods beginning after December 15, 2020 and interim periods within those reporting periods, with early adoption permitted. The amendments in this update related to separate financial statements of legal entities that are not subject to tax should be applied on a retrospective basis for all periods presented. The amendments related to franchise taxes that are partially based on income should be applied on either a retrospective basis for all periods presented or a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. All other amendments should be applied on a prospective basis.

The adoption of ASU 2019-12 is not expected to have an impact on the Company's financial statements and disclosures since the Company's earnings flow through to the parent of the Company without being subject to entity level income taxes.

(Amounts in Thousands)

(2) Related Party Transactions

AM LLC and its affiliates share personnel, office space and equipment with the Company. The Company entered into an agreement with AM LLC on March 12, 2013, as amended and restated on June 1, 2019, referred to herein as the "Expense Reimbursement Agreement," under which shared expenses are allocated based on the provisions of this agreement. The Expense Reimbursement Agreement states that AM LLC either directly or through its affiliate, Ares Operations LLC ("Ares Ops"), will provide payroll, overhead, office facilities and equipment and various other shared services. AM LLC and its affiliates are willing to provide the Company with these shared services subject to being reimbursed for the costs of such services. Expenses allocated to the Company are included in the Statement of Comprehensive Income. The following is a summary of expenses allocated to the Company for the year ended December 31, 2019:

Compensation and benefits	$15,639
Travel and entertainment	727
Occupancy	997
General and administrative expenses	1,523
Total	**$18,886**

The Company is party to a Placement Agency Agreement with AM LLC, which was amended and restated on June 1, 2019. For the period January 1, 2019 until May 31, 2019, AM LLC reimbursed the Company in an amount equal to its operating expenses, including expenses allocated in accordance with the terms of the Expense Reimbursement Agreement, in consideration for the services performed by the Company. Also effective June 1, 2019, the Company entered into an intercompany netting agreement with AM LLC and Ares Ops under which all non-securities transactions resulting in accounts receivable and accounts payable among the Company, AM LLC and Ares Ops may be recorded in the ledgers of the various companies based on how they originated but shall be presented on a net basis. Accordingly, as of December 31, 2019, the Company presented an amount payable to Ares Ops of $1,695 on a net basis together with its receivable from AM LLC given AM LLC's intention to settle this obligation on the Company's behalf.

For the twelve months ended December 31, 2019, the Company paid Ares Ops $7,877 under the terms of the Expense Reimbursement Agreement. For the twelve months ended December 31, 2019, the Company received from AM LLC $9,505 under the terms of the Placement Agency Agreement. As of December 31, 2019, the Company had a net receivable owed from AM LLC of $14.

(Amounts in Thousands)

(3) Regulatory and Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as those terms are defined by the rule, may not exceed 15-to-1. As of December 31, 2019, the Company's net capital was $2,705 which was $2,700 in excess of its required net capital of $5. The Company's ratio of aggregate indebtedness to net capital was 0.009-to-1 at December 31, 2019.

(4) Contingencies

In the normal course of business, the Company enters into agreements that may include indemnities in favor of third parties and affiliated parties, such as engagement letters with advisors and consultants, as well as service agreements. In accordance with the Company's by-laws, the Company has also agreed to indemnify its officers, employees and agents in certain cases. Certain agreements do not contain any limits on the Company's liability, and therefore it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company may have recourse against third parties with respect to these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

In the normal course of business, the Company may be subject to various legal proceedings and regulatory matters. Currently, there are no material legal proceedings or regulatory matters pending against the Company.

(5) Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2019 through the date these financial statements were issued. No events were identified for recognition or disclosure.

Schedule I

ARES INVESTOR SERVICES LLC
Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2019
(Amounts in Thousands)

Computation of net capital	
Total member's equity	$ 2,866
Deductions and/or charges	
Non-allowable assets:	
Receivable from affiliate	14
Prepaid expenses and other assets	147
Total deductions	161
Net capital	2,705
Minimum net capital requirement	5
Net capital in excess of requirement	$ 2,700
Aggregate indebtedness	$ 23
Ratio of aggregate indebtedness to net capital	0.009:1

Statement pursuant to SEC Rule 17a-5(d):

Schedule II - Computation for Determination of Reserve Requirements and Schedule III - Information Relating to Possession or Control of Securities have not been included because the Company is exempt from the computation of reserve requirements and possession or control requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Statement pursuant to Paragraph (d)(2)(iii) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in Ares Investor Services LLC unaudited Part II-A Quarterly FOCUS report as of December 31, 2019.

ARES INVESTOR SERVICES LLC
Exemption Report
SEC Rule 17a-5(d)(4)

Ares Investor Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- Ares Investor Services LLC is a broker/dealer registered with the SEC and FINRA.

- Ares Investor Services LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2019.

- Ares Investor Services LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers."

- Ares Investor Services LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2019 through December 31, 2019.

- Ares Investor Services LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of January 1, 2019 through December 31, 2019.

I, Mark C. Infanger, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Chief Financial Officer
February 27, 2020

EY
Building a better working world

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3152
ey.com

Report of Independent Registered Public Accounting Firm

To the Managing Member and Management of Ares Investor Services LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ares Investor Services LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): ((2)(i)) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Managing Member, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2020